UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

First Citizens BancShares, Inc.

(Name of Issuer)

Class A Common Stock, $1.00 Par Value

(Title of Class of Securities)

31946M-10-3

(CUSIP Number)

David L. Ward, Jr.

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

(252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)
SCHEDULE 13D
CUSIP No. 31946M-10-3		Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lewis R. Holding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 695,529
8 SHARED VOTING POWER 489,950
9 SOLE DISPOSITIVE POWER 695,529
10 SHARED DISPOSITIVE POWER 498,950

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,185,479
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.54%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 3 is filed by the Reporting Person to amend his Schedule 13D dated October 21, 1986, as previously amended by Amendment Nos. 1 and 2. The Reporting Person’s Schedule 13D hereby is further amended as described below.

Item 1.	Security and Issuer.

This Statement relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”), whose principal executive offices are located at 4300 Six Forks Road Raleigh, North Carolina 27609.

Item 2.	Identity and Background.

(a)-(c) This Statement is filed by Lewis R. Holding, whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Mr. Holding’s principal occupation is serving as Chairman of the Board and Chief Executive Officer of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company, a North Carolina-chartered commercial bank whose principal executive offices are the same as the Issuer’s.

Item 4.	Purpose of the Transaction.

(a) On March 27, 2007, the Reporting Person filed a Form 144 with the Securities and Exchange Commission indicating that he intended to sell up to 50,000 shares of Class A Common Stock during the three months following that filing.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Person is, or may be deemed to be, the beneficial owner of an aggregate of 1,185,479 shares of Class A Common Stock, constituting 13.54% of the outstanding Class A Common Stock (based on a total of 8,756,778 shares outstanding), as follows:

Number of Shares and Percent of Outstanding Shares	Manner in Which Shares are Held
695,529 (7.9%)	Held by the Reporting Person individually

In addition to the shares listed above, an aggregate of 489,950 shares (5.60%) are held of record by certain other corporations or entities in which the Reporting Person is a principal shareholder, (but not a director or officer), or by subsidiaries of certain of those corporations, as follows:

Number of Shares and Percent of Outstanding Shares (1)	Manner in Which Shares are Held

167,600 (1.9%)	Held by First Citizens Bancorporation of South Carolina, Inc., Columbia, S.C.

100,000 (1.1%)	Held by Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C.

36,659 (0.4%)	Held by Southern BancShares (N.C.), Inc., Mount Olive, N.C.

46,000 (0.5%)	Held by Southern Bank and Trust Company, Mount Olive, N.C. (a wholly-owned subsidiary of Southern BancShares (N.C.), Inc.)

54,000 (0.6%)	Held by Goshen, Inc. (a wholly-owned subsidiary of Southern Bank and Trust Company)

18,145 (0.2%)	Held by Yadkin Valley Company, Raleigh, N.C.

700 ( *%)	Held by Yadkin Valley Life Insurance Company, Raleigh, N.C. (a wholly-owned subsidiary of Yadkin Valley Company)

64,441 (0.7%)	Held by The Robert P. Holding Foundation (a charitable non-profit foundation of which the Reporting Person serves as an officer and a director)

2,405 ( *%)	Held by The Lew H. Foundation (a charitable non-profit foundation of which the Reporting Person serves as an officer and a director)

(1)	An asterisk indicates less than .01%.

The Reporting Person has sole voting and dispositive power as to the 695,529 shares of Class A Common Stock held by him directly, and he may be deemed to have shared voting and dispositive powers as to the aggregate of the 489,950 shares held by the entitles listed above.

The above shares do not include the aggregate of 416,840 shares held by the three irrevocable trusts for the benefit of the Reporting Person’s adult daughter (each of which trusts is managed by six individual trustees, including the Reporting Person’s spouse, acting by majority vote), an aggregate of 48,963 shares held individually by his spouse, and an aggregate of 25,129 shares held individually by his adult daughter. The Reporting Person disclaims beneficial ownership of shares held by the trusts and held individually by his spouse and adult daughter.

(c) The Reporting Person has not effected any transactions in Class A Common Stock during the 60 days preceding the date of the event requiring the filing of this Amendment No. 3.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2007	/S/ Lewis R. Holding
Lewis R. Holding